082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

08005566

October 15, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 10/27

GOLDEN HOPE MINES LIMITED NEWS
RECEIVED
2008 OCT 27 A 6:25

Golden Hope Mines Begins Drill Program on its Rivière des Plantes Project

Toronto, ON – October 15, 2008: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK):** Golden Hope Mines announces the transfer of its diamond drill rig from the Timmins gold deposit to its Rivière des Plantes serpentinite target located in Bellechasse - Chaudière Quebec.

The property was acquired in June of 2008 (see news release of June 17th). Subsequently, Golden Hope acquired additional continuous claims around the property.

The Rivière des Plantes property covers the strike extension of the serpentinites identified north of the Bellechasse gold belt and is an extension into the historic Beauce alluvial gold camp. It is contiguous with the 1200 claims the company already holds in the area. An unknown quantity of gold and platinum was extracted from the black sand-rich gravels in the lower stretches of Rivière des Plantes.

Prospecting by Vendittelli and Gartner in 2001 identified elevated levels of PGE in the exposed serpentinized ultramafic rocks on the north side this property (up to 1.3 gm/t Pt in grab samples).

The property is drill ready. The drill will test IP/resistivity anomalies in a silicified zone within the mélange where previous drilling is reported to have found gold.

The company has planned a series of holes to test these anomalies as well as several other targets.

Timmins Gold Deposit:

The current phase of the drill program on Timmins 2 is now completed. 14 holes have been drilled for a total of 2,226 metres (7,301 feet).

The core is currently being logged, cut, sampled and sent to Eastern Analytical Limited for standard fire assay. Results will be released when received, compiled and interpreted.

The Company has also started its rock trenching program on Timmins 2 to expose and sample the mineralized zone. The 2008 drilling has confirmed our expectations on structure and mineralization for Timmins 2. The trenching will allow bulk sampling to test the grade at surface.

About Golden Hope Mines Ltd.

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S.A. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Information:

Investor Relations
Auburn Partners
Tel: 647-430-8760

Golden Hope Mines
Louis Hoël, President
Tel: 416-362-3509
Fax: 416-864-0175
lhoel@goldenhopemines.com
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future

production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

END